Item 5

ICICI Limited

Re-organisation of ICICI's retail subsidiaries

Over the last few years, ICICI has set up subsidiaries with the objective of addressing various retail opportunities. These retail subsidiaries focussed on their specific areas of operation in order to facilitate rapid time to market and dedicated attention to their customer segments and channels. Today the ICICI Group has in excess of 7.4 million customer accounts (including the 3 million customer accounts of ICICI Bank).

With technology enabling customer relationship management on a much larger scale, it is felt that this is an appropriate time to consolidate the skill sets resident in the parent and its various subsidiaries in order to further leverage Group synergies. In line with this, the Board of Directors of ICICI Limited today gave an `in-principle approval' to permit the merger of any/all of the businesses and/or companies (subject to all necessary approvals in this regard) amongst the following:

o    ICICI Capital Services Ltd

o    ICICI Web Trade Ltd

o    ICICI Personal Financial Services Ltd

The mortgages business of ICICI Group will continue to be under ICICI Home Finance Limited which will now be headed by Ms. Madhabi Puri Buch as Managing Director.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our retail strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks, demand for various products and services offered by ICICI, as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further queries please contact Madhvendra Das at 653 6812 or email at das@icici.com.

March 23, 2001

END